SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ISOTIS S.A.
(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x]                        Form 40-F [  ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [  ]                        No [x]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 28, 2004
IsoTis S.A.

By	/s/ Pieter Wolters Name: Pieter Wolters Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release: IsoTis OrthoBiologics Launches Accell® Total Bone Matrix at North American Spine Society - Accell® Technology Displays Array of nhBMPs™ at High Levels

IsoTis OrthoBiologics Launches Accell Total Bone Matrix at North American Spine Society
Accell® Technology Displays Array of nhBMPs™ at High Levels

LAUSANNE, Switzerland, IRVINE, CA, USA - October 28, 2004 - At the 19th Annual Meeting of the North American Spine Society (NASS), in Chicago, IL, IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) announced the launch of Accell Total Bone Matrix (Accell TBM). The first pre-formed 100% DBM in the orthopedic industry, Accell TBM is the third product in the company’s proprietary Accell® technology product line, next to Accell® DBM100 and Accell Connexus®.

In conjunction with the product’s launch, the company announced that an independent study by the Sepulveda Research Corporation, which is affiliated with the Department of Veterans Affairs Greater Los Angeles Healthcare System, demonstrates the presence of BMP-2, BMP-4 and TGF-ß1 in its Accell® product family at significantly higher levels than in first generation demineralized bone matrix (DBM) derived products.

The Sepulveda study offers surgeons further scientific rationale to adopt the innovative Accell DBM technology from IsoTis OrthoBiologics in indications where a strong osteoinductive signal for bone formation is required. The Accell product family provides them with an array of natural human BMPs (nhBMPs(TM)) with demonstrated osteoinductivity at a price substantially lower than the single recombinant BMPs. The Accell technology delivers significantly more of BMP-2, BMP-4 and TGF-ß1 than first generation DBM products, and fully capitalizes on the acknowledged synergies between bone morphogenetic proteins.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “The outcome of the study enables us to accelerate our marketing and sales efforts with tangible and quantitative data on osteoinductivity. It will strengthen the sales of our entire DBM-based technology platform, and in particular of our Accell family: Accell DBM100, Accell Connexus and the recently available Accell Total Bone Matrix.”

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of US$ 23 million in 2003, an established North American independent distribution network, and a rapidly expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact: Hans Herklots Tel: +41(0)21 620 6011 Fax: +41 (0)21 620 6060 E-mail: hans.herklots@isotis.com	Louis G. Plourde Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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